EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Coral Gold Resources Ltd. Suite 900, 570 Granville Street Vancouver, BC Canada V6C 3P1 Telephone: (604) 682-3701 Facsimile: (604) 682-3600

2.	Date of Material Change

September 10, 2015

3.	News Release(s)

Press releases were disseminated on September 10, 2015 via Marketwired.

4	Summary of Material Change

The Company has completed a Non-Brokered Private Placement of 3,500,000 units at a price of $0.05 per unit for a gross proceeds of $175,000.

5.	Full Description of Material Change

Seepress releases dated September 10, 2015 attached as Schedule "A" hereto.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being filed on a confidential basis.

7.	Omitted Information

Not applicable.

8.	Executive Officer

David Wolfin, President and CEO, (604) 682-3701

9.	Date of Report

September 10, 2015